AMENDMENT TO BYLAWS

OF

THE BEARD COMPANY

Effective September 8, 2009

The Bylaws of The Beard Company, an Oklahoma corporation (the “Corporation”), were amended by Resolution of the Board of Directors on September 8, 2009 in accordance with the Restated Certificate of Incorporation and Bylaws of the Corporation, and the statutes of the State of Oklahoma, as follows:

Section 7 of Article I of the Bylaws was amended in its entirety as follows:

Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The board of directors may fix, in advance, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, which shall not be more than sixty (60) days prior to the taking of such action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

/s/ Hue Green

Hue Green, Secretary